BEMA GOLD CORPORATION

News Release
2003 Second Quarter Results

August 7, 2003	FOR IMMEDIATE RELEASE

VANCOUVER - Bema Gold Corporation (“Bema or the “Company”) is pleased to report the results from its operations for the second quarter ended June 30, 2003. All dollar figures are in United States dollars unless otherwise indicated.

Highlights

  Produced 68,197 ounces of gold
  Revenue of $26.1 million
  Commenced drilling Kupol gold and silver property, Russia
  Increased resource and grade at Monument Bay

Financial Results

Bema reported revenue of $26.1 million for the second quarter 2003 compared to $7.5 million for the same period last year. Cash flow from operations during the period was $208,000 compared to $294,000 for the second quarter 2002. Cash flow from operations would have been $2.2 million higher had the Company received proceeds from an end of quarter gold sale at Julietta in June instead of on July 2, 2003. The Company reported a net loss of $4.1 million ($0.013 per share) for the period mainly due to higher general and administrative expenses. In the second quarter 2002 Bema reported restated (see Note 3 to the Notes to the Consolidated Financial Statements) net earnings of $1.2 million ($0.005 per share).

For the first six months of 2003, the Company reported a net loss of $5.3 million ($0.017 per share) on revenue of $38.1 million compared to a restated net loss of $299,000 ($0.003 per share) on revenue of $16.6 million in the comparable period of 2002.

Gold Production

Bema produced 68,197 ounces of gold during the quarter at an operating cash cost of $252 per ounce and a total cash cost of $267 per ounce compared to 30,394 ounces of gold at an operating cash cost of $138 per ounce and a total cash cost of $178 per ounce during the second quarter last year. Operating costs in the first six months reflect the acquisition of the Petrex Mines from February 14 onwards. Petrex completed mill modifications in July which will result in lower cash costs and increased gold production once the ramp up to full mill capacity has been achieved. (see “Petrex Mines” section).

For the first six months Bema produced 111,143 ounces of gold at an operating cash cost of $253 per ounce and a total cash cost of $272 per ounce.

Operations

The Julietta Mine, Russia

The Julietta Mine produced 29,835 ounces of gold in the second quarter at an operating cash cost of $121 per ounce and a total cash cost of $156 per ounce compared to 28,383 ounces of gold at an operating cash cost of $129 per ounce and a total cash cost of $171 per ounce during the same period last year. Revenue from Julietta was $10.9 million from the sale of 33,010 ounces of gold sold at an averaged price of $330 per ounce. This is compared to 21,838 ounces of gold sold at an average spot price of $311 in the second quarter 2002.

The Petrex Mines, South Africa

Process plant modifications continued in the second quarter at Petrex and by the end of the period the major construction projects had been completed. Management expects production levels to increase and cash cost to decrease as the benefits of the mill improvements are realized.

During the ramp up period, cash costs for the first six months of 2003 were budgeted to be significantly higher than those budgeted for the second half of 2003 and beyond. In the second quarter the Petrex Mines produced 38,362 ounces of gold at total cash cost of $354 per ounce. The main reasons for the high cash costs were the strength of the South African rand versus the U.S. dollar and the mill ramp up. The South African rand averaged 8% higher against the U.S. dollar in the second quarter of 2003 compared to the first quarter. The rand, however, increased 30% versus the budgeted rate of exchange (10 Rand to 1 USD) which has added approximately $81 per ounce to the total cash cost for the quarter. For the remainder of 2003, should the rand retain its strength, approximately 85% of the resulting higher U.S. dollar denominated cash costs will be mitigated by increased revenue realized from the rand denominated gold put options purchased. Over the next six years approximately 70% of expected production is protected by Rand denominated put options. (see “Gold Forward and Option Contracts” section).

Second quarter revenue from Petrex was $15.2 million from the sale of 39,880 ounces of gold sold at an average realized price of $381 per ounce compared to an average spot gold price for the period of $347 per ounce. The average realized price benefited from the exercise of rand denominated put options having a strike price of 3,000 rand per ounce.

Bema completed the acquisition of the Petrex Mines on February 14, 2003. Production from the first four and one half months from the date of the acquisition was 56,445 ounces of gold at total cash costs of $366 per ounce.

The Refugio Mine, Chile (Bema 50%)

During the second quarter of 2003, the Refugio Mine in Chile recovered 2,861 ounces of gold from residual leaching versus 4,947 ounces recovered in the first quarter. The decrease in gold recovery quarter to quarter was due to the shut down of the solution processing plant as scheduled at the end of May 2003 for the Chilean winter. The Company’s share of the Refugio Mine’s production in the second quarter of 2002 was 1,911 ounces of gold produced in April and May.

All revenue from gold recovered is credited to Refugio care and maintenance costs until mining recommences which is anticipated to be sometime in 2004.

When mining was suspended at the Refugio Mine in June 2001, due to low gold prices, there were four years of reserves remaining at the Verde deposit. The Company and its joint venture partner agreed to consider recommencing production at Refugio when the gold price recovered to $325 per ounce. In October 2002, an extensive drilling program at the Refugio Mine began with the goal of increasing reserves and thereby extending the projected mine life. The drilling program has been successful, extending ore grade mineralization well below the previously projected pit bottom. Management believes that the result of this program will be to significantly increase the mine life at Refugio’s Verde deposit, thereby improving the project’s economics. Currently the joint venture partners are recalculating reserves, completing engineering studies and metallurgical test work in anticipation of recommencing production in 2004. With the inclusion of the Company’s 50% share of the Refugio Mine production, the Company’s projected annual production would increase by an additional 115,000 ounces to approximately 400,000 ounces of gold.

The Monument Bay Project, Manitoba

The winter drill program at the Monument Bay Project concluded during the second quarter of 2003. Based on this drill program and previous work, Bema has increased the inferred resource to 639,377 tonnes averaging 20.4 grams per tonne containing 418,371 ounces of gold, representing a 30% increase in contained ounces over the initial inferred resource of 500,572 tonnes grading 18.3 grams per tonne containing 294,874 ounces gold. The resource was calculated using 50 meter radius polygons on an inclined two-dimension long-section with a cut off grade of 8 grams per tonne and a minimum true width of 1 metre. High gold assays were cut to 100 g/t.

The original intention of the winter 2003 program was to focus on the Twin Lakes Zone where previous drilling had identified the bulk of the initial resource. However, favourable ice conditions this winter allowed drill rigs to access the river, which has led to the discovery of the Twin Lakes West Zone. The increase in the inferred resource at Monument Bay is mainly as a result of this new discovery. The summer 2003 program has commenced consisting of geological mapping and geochemical sampling and diamond drilling should recommence shortly. Bema has recently closed a non brokered flow through private placement for gross proceeds of CDN$ 5 million to fund the exploration program at Monument Bay.

Liquidity and Capital Resources

The Company ended the quarter with $17.5 million in cash and cash equivalents compared to $24.9 million at March 31, 2003. The decrease in cash is due mainly to exploration expenditures at the Kupol and Monument Bay projects as well as capital improvements at the Petrex Mines.

Gold forward and Option Contracts

The Company’s hedging program as of June 30, 2003 consists of the following gold contracts:

	2003	2004	2005	2006-2010

Forward contracts (ounces)	32,450	61,050	38,550	–
Average price per ounce	$322	$321	$337	$–

Dollar denominated -
Put options purchased (ounces)	21,796	32,086	26,364	83,778
Average price per ounce	$287	$289	$290	$290

Rand denominated –
Put options purchased (ounces)	75,294	146,244	136,086	351,204
Average price per ounce (ZAR)	3,000	3,050	3,100	3,198

Call options sold (ounces)	5,000	–	–	–
Average price per ounce	$400	$–	$–	$–

Contingent forwards (maximum)
$320 strike price (ounces)	10,000	20,000	10,000	–
$350 strike price (ounces)	16,500	33,000	34,500	204,000

The Company was required by the lenders of the Julietta and Petrex project loan facilities to enter into gold hedge contracts over the loan life period in order to cover the value of the mine’s future operating and debt service costs.

The $320 contingent forward contracts (“CFC”) are exercisable based on the average quarterly spot price of gold. The number of ounces exercisable per quarter under the CFC is prorated based on a gold price between $320 and $370 per ounce. The $350 CFC are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on a gold price between $350 and $400.

The rand denominated put options provide the Company with protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of eight rand to one U.S. dollar, the Company will receive $375 per ounce of gold on its rand put options in 2003.

The mark-to-market value of the Company’s hedges as at June 30, 2003 was negative $1.7 million.

Outlook

Management is focused on continued production growth and exploration for the remainder of 2003 and beyond. As the benefits of the mill modifications at Petrex are realized, Bema’s projected gold production rate will reach 300,000 ounces per year. With the expected recommencement of production at Refugio in mid-2004, Bema’s annualized gold production rate is projected at over 400,000 ounces.

At the Kupol Project in Russia, Bema has completed over 100 diamond drill holes totaling over 14,000 metres. The Company is currently compiling assay results and plans to release a series of holes by mid August.

Exploration continues at the Julietta Mine and the Petrex Mines where drill rigs are currently operating to convert resources into reserves and discover new resources.

Bema plans to increase gold production from existing assets through ongoing exploration at Julietta and Petrex, recommencing production at Refugio and continuing to advance the Kupol and Monument Bay Projects.

On Behalf of BEMA GOLD CORPORATION

Clive T. Johnson
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO.

Marc Simpson (P.Geo) is the project manager and qualified person for the Monument Bay Project, and is a member of APEGBC and APEGM. Mr. Simpson has supervised all aspects of drill hole planning, implementation and quality control programs.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2001, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

	As at	As at
	June 30	December 31
	2003	2002
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	$17,511	$16,658
Accounts receivable	6,527	2,278
Marketable securities	3,568	3,272
Inventories	13,334	9,519
Other	2,587	892

	43,527	32,619

Investments	2,293	12,664
Property, plant and equipment	259,826	146,711
Goodwill	27,549	-
Other assets	13,033	11,787

	$346,228	$203,781

LIABILITIES
Current
Accounts payable	$17,077	$3,979
Current portion of long-term debt	17,166	11,167

	34,243	15,146

Deferred revenue and derivative liability	14,004	1,045
Long-term debt	43,485	18,250
Future income tax liabilities	8,610	-
Other liabilities	8,359	3,511
Non-controlling interest	888	892

	109,589	38,844

SHAREHOLDERS' EQUITY
Capital stock	382,670	317,494
Share purchase warrants and stock options	11,836	-
Deficit	(157,867)	(152,557)

	236,639	164,937

	$346,228	$203,781

Approved by the Directors

/s/ Clive T. Johnson	/s/ Robert J. Gayton
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Second Quarter		Six Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002

GOLD REVENUE	$26,050	$7,529	$38,105	$16,602

EXPENSES (INCOME)
Operating costs	19,595	4,675	29,974	9,239
Depreciation and depletion	4,757	2,449	7,401	5,341
Other	547	133	666	197

	24,899	7,257	38,041	14,777

OPERATING EARNINGS - BEFORE ARBITRATION SETTLEMENT	1,151	272	64	1,825

Arbitration settlement	-	3,907	-	3,907

OPERATING EARNINGS - AFTER ARBITRATION SETTLEMENT	1,151	4,179	64	5,732

OTHER EXPENSES (INCOME)
General and administrative	2,761	901	3,765	1,559
Interest on long-term debt	1,185	1,072	2,133	2,258
Amortization of deferred financing costs	426	992	853	1,985
General exploration	90	172	165	231
Foreign exchange loss (gain)	387	(376)	(975)	(363)
Other	255	475	(812)	789

	5,104	3,236	5,129	6,459

EARNINGS (LOSS) BEFORE THE UNDERNOTED ITEMS	(3,953)	943	(5,065)	(727)

Equity in losses of associated companies	-	(390)	(7)	(407)
Investment gains	64	614	6	835

EARNINGS (LOSS) BEFORE INCOME TAXES	(3,889)	1,167	(5,066)	(299)

Current income taxes	(196)	-	(244)	-

NET EARNINGS (LOSS) FOR THE PERIOD	$(4,085)	$1,167	$(5,310)	$(299)

EARNINGS (LOSS) PER COMMON SHARE
- basic and diluted	$(0.013)	$0.005	$(0.017)	$(0.003)

Weighted average number of common shares
outstanding (in thousands)	319,740	211,014	304,167	198,546

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002

DEFICIT, BEGINNING OF PERIOD	$(153,782)	$(150,758)	$(152,557)	$(149,145)

NET EARNINGS (LOSS) FOR THE PERIOD	(4,085)	1,167	(5,310)	(299)

CHARGES RELATED TO CONVERTIBLE DEBT	-	(129)	-	(276)

DEFICIT, END OF PERIOD	$(157,867)	$(149,720)	$(157,867)	$(149,720)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net earnings (loss) for the period	$(4,085)	$1,167	$(5,310)	$(299)
Non-cash charges (credits)
Depreciation and depletion	4,757	2,449	7,401	5,341
Amortization of deferred financing costs	426	992	853	1,985
Equity in losses of associated companies	-	390	7	407
Derivative instruments	410	76	(657)	73
Investment gains	(64)	(614)	(6)	(835)
Arbitration settlement	-	(3,907)	-	(3,907)
Other	338	42	(158)	333
Change in non-cash working capital	(1,574)	(301)	(210)	(2,209)

	208	294	1,920	889

FINANCING ACTIVITIES
Common shares issued, net of issue costs	51	20,326	274	21,793
Julietta project loan repayment	-	-	(5,583)	-
Petrex loan repayments	-	-	(5,000)	-
Refugio loan repayments	-	-	-	(500)
Other	(109)	-	(130)	-

	(58)	20,326	(10,439)	21,293

INVESTING ACTIVITIES
Julietta Mine	(930)	(562)	(1,489)	(562)
Petrex Mine	(2,523)	-	(3,311)	-
Refugio exploration	(556)	-	(1,879)	-
Acquisition, exploration and development	(3,981)	(845)	(8,337)	(1,314)
Julietta development and construction	-	-	-	(2,435)
Acquisition of EAGC Ventures Corp., net cash acquired	-	-	6,742	-
Promissory notes issued by associated companies, net	204	(30)	(24)	(58)
Investment purchases in associated company	(289)	-	(289)	-
Purchase of marketable securities	-	(1,039)	-	(1,039)
Proceeds on sale of investments and marketable securities	15	-	17,015	9
Other	34	(716)	6	(722)

	(8,026)	(3,192)	8,434	(6,121)

Effect of exchange rate changes on cash
and cash equivalents	492	207	938	185

Increase (decrease) in cash and cash equivalents	(7,384)	17,635	853	16,246
Cash and cash equivalents, beginning of period	24,895	2,744	16,658	4,133

Cash and cash equivalents, end of period	$17,511	$20,379	$17,511	$20,379

Supplemental cash flow information (note 4)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)	Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)

Acquisition of EAGC Ventures Corp.

Effective February 14, 2003, the Company completed the arrangement agreement with EAGC Ventures Corp. ("EAGC"). As a result, the Company acquired 100% of the Petrex Gold Mines located in East Rand, South Africa. In addition to the mining operations, significant exploration opportunities exist within the property acquired. Under the terms of the agreement, the Company issued (or made available for issue) 62,854,305 Bema shares to the shareholders of EAGC for all of the common shares outstanding of EAGC. In addition, the Company issued (or assumed the obligation to issue) 25,361,750 share purchase warrants and 1,250,000 stock options. Acquisition costs of $1.5 million were incurred by the Company.

On October 24, 2002, under the terms of the arrangement agreement, the Company participated in an equity financing by EAGC and purchased 11.2 million Special Warrants from a total of 47 million Special Warrants sold by EAGC at a price of Cdn. $1.40 per Special Warrant. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC Special Warrants at a price of Cdn.$2.40 per Special Warrant for gross proceeds of $17 million. The resulting gain on disposal of $6.9 million was credited against the purchase price of the Company's acquisition of EAGC.

This acquisition was accounted for using the purchase method with the Company being identified as the acquirer. The results of the operations of EAGC from February 15, 2003 forward were included in these financial statements. The preliminary allocation of the total cost of the business combination to the fair value of the net assets acquired is summarized in the table below. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently if circumstances so indicate. The final allocation may differ materially from the preliminary allocation presented below.

Purchase price:
Share consideration	$62,271
Share purchase warrants and Stock options	11,645
Acquisition costs	1,543
Gain realized on the sale of EAGC Special Warrants	(6,935)

Total purchase price	68,524

Fair value of net assets acquired:
Cash	6,862
Other current assets	7,822
Petrex Mine	63,073
Purchased undeveloped mineral interests	42,504
Other assets	1,550

121,811
Less:
Current liabilities	21,799
Long-term debt	32,878
Financial derivative liability	13,616
Future income tax liability	8,610
Other liabilities	3,933

40,975

Residual purchase price allocated to goodwill	$27,549

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3)

Restatement of 2002 comparative financial statements

Pursuant to an Assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property to Consolidated Puma Minerals Corp. ("Puma"), an affiliate of the Company. The Assignment agreement provided for the settlement by Puma of $2.8 million of accumulated debt owed to the Company by the issuance to Bema of 13 million Puma common shares. The Company had previously set up bad debt provisions against this debt in 1998 and 2000 totalling $2.8 million. In the second quarter of 2002, the bad debt provisions were reversed and a gain of $2.8 million was recognized in the quarter. However, upon further review of the transaction at the 2002 year-end, it was determined that a more appropriate accounting treatment was not to reverse the $2.8 million bad debt provisions. As a result, the Company's 2002 comparative financial statements have been restated to reflect this year-end adjustment.

4)	Supplemental disclosure of cash flow information

	Second Quarter		Six Months
	2003	2002	2003	2002

Non-cash investing and financing activities
Julietta Mine construction payables	$-	$-	$-	$2,435
Common shares issued on conversion of:
- Endeavour Financial convertible promissory note issued for success and
milestone fees relating to the acquisition of EAGC Ventures Corp.	-	-	2,480	-
- Orocon promissory note	-	3,036	-	3,036
- Resource Capital Fund L.P. $5 million loan facility	-	5,000	-	5,000
- Resource Capital Fund L.P. $4 million loan facility (partial conversion
of $1 million principal)	-	1,000	-	1,000
- Julietta overrun facility	-	4,000	-	4,000
- Convertible debt interest	-	227	-	227
Common shares issued upon acquisition of EAGC Ventures Corp.	-	-	62,271	-
Common shares issued for other non-cash consideration	-	81	150	149
Fair value of EAGC Ventures Corp. share purchase warrants exchanged	-	-	11,132	-
Fair value of EAGC Ventures Corp. stock options exchanged	-	-	513	-
Accrued interest capitalized to notes receivable from
associates	13	51	25	100
Interest paid	1,559	836	2,578	1,755

5)	Segmented information The Company's reportable operating segments are as follows:

	Second Quarter		Six Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002

GOLD MINING OPERATIONS
Julietta Mine	$568	$(1,830)	$(476)	$(1,866)
Petrex Mine	(2,444)	-	(2,619)	-
Refugio Mine	(404)	3,859	(489)	3,146

EXPLORATION AND DEVELOPMENT	(90)	(172)	(165)	(231)

UNALLOCATED CORPORATE
General and administrative	(2,761)	(901)	(3,765)	(1,559)
Notes receivable and investments	64	224	(1)	428
Foreign exchange gain	891	356	2,246	359
Other	91	(369)	(41)	(576)

NET EARNINGS (LOSS) FOR THE PERIOD	$(4,085)	$1,167	$(5,310)	$(299)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5)	Segmented information (continued)
	Second quarter		Six Months
	2003	2002	2003	2002

GOLD MINING OPERATIONS
Julietta Mine	$10,878	$6,790	$17,119	$13,692
Petrex Mine	15,172	-	20,986	-
Refugio Mine	-	739	-	2,910

GOLD REVENUE FOR THE PERIOD	$26,050	$7,529	$38,105	$16,602

6)	Fair Value of Stock Option Compensation

On May 19, 2003 the Company granted to directors and employees approximately 11 million share purchase options at market with an exercise price of Cdn.$1.49 per share. These options have a term of five years and expire in 2008. One-third of these options vested immediately, one-third will vest on May 19, 2004 and the remainder on May 19, 2005. The fair value of these options was estimated at Cdn.$0.54 per option at the grant date.

In 2002, the Company granted to directors and employees 3.7 million share purchase options at market with an exercise price of Cdn.$1.04 per share. These options have a term of five years and expire in 2007. One-half of the options granted were not exercisable during the first 12 months after the grant date. The fair value of these options was estimated at Cdn.$0.39 per option at the grant date.

The fair value of the options granted has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

- Risk free interest rate of 3.00% to 4.00% per annum
- Expected life of 3 years
- Expected volatility of 50%
- Dividend yield rate of Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

The following are the pro forma loss and basic loss per share amounts had the Company charged the fair value of stock based compensation to net earnings:

	Second quarter		Six Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002

Net earnings (loss) for the period
As reported	$(4,085)	$1,167	$(5,310)	$(299)
Pro forma	(5,593)	656	(6,921)	(810)

Basic and diluted earnings (loss) per share
As reported	$(0.013)	$0.005	$(0.017)	$(0.003)
Pro forma	(0.017)	0.002	(0.023)	(0.005)